Bank of America Plaza 813.229.7600 101 East Kennedy Boulevard 813.229.1660 fax Suite 2800 Tampa, Florida 33602

www.slk-law.com
Julio C. Esquivel
813.227.2325
jesquivel@slk-law.com
September 11, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Brookside Technology Holdings Corp.
Form 10-K for the Year Ended December 31, 2008 Filed March 31, 2009 (the “2008 Form 10-K”)
Form 10-Q for the Quarterly Period Ended June 30, 2009 (the “June Form 10-Q”)
File No. 0-52702
Dear Mr. Spirgel:
          On behalf of Brookside Technology Holdings Corp. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance, dated August 19, 2009, with respect to the above-referenced filings. For your convenience, the Staff’s comments are set forth in bold below and our responses follow the comments. In response to some of the comments, the Company indicates that it intends to file an amendment to the 2008 Form 10-K to clarify or modify prior disclosures. The Company proposes to file this amendment promptly upon review of the proposals contained herein with the Staff. All capitalized terms not defined herein shall have the meaning ascribed to such terms by the 2008 Form 10-K.
Form 10-K for the Year Ended December 31, 2008
General
1.	Please revise your file number to 0-52702 on the cover page.
In future filings, the Company will revise its file number to 0-52702.
2.	We note that the item numbers in your filing are not consistent with the item numbers of the Form 10-K. For example, management’s discussion and analysis should be item seven, not item six. Please reference the correct item numbers in future filings. If you are not required to provide disclosure with respect to a Form 10-K item requirement, please reference the item number and indicate that it is not applicable to you.

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September 11, 2009

In future filings, the Company will reference the correct item numbers, and if it not required to provide disclosure with respect to a Form 10-K item requirement, it will reference the item number and indicate it is not applicable to the Company.
Description of Business, page 1
3.	We note your disclosure on page F-21 that your business is dependent on one or a few significant customers. Please revise your business section to address your dependence on these customers. See Item 101(h)(4) of Regulation S-K. Please also revise your management’s discussion and analysis to disclose the material terms of your contracts, if any, with such customers. In your response letter, provide your analysis of why you are not required to file your agreements with these customers as material contracts pursuant to Item 601(b)(10) of Regulation S-K.
In the disclosure referenced on page F-21, the Company states that “revenues are concentrated in the telecommunications industry,” but, while the Company does state that it “is also dependent on a limited number of suppliers,” it did not intend to imply that it was dependent on one or a few customers. Further, while the disclosure on page F-21 also indicates that the Company has one customer that made up over 10% of the Company’s revenues in each of 2007 and 2008 (“Customer X”), the Company does not believe it is dependent on this customer because (a) the high sales to Customer X in 2007 and 2008 was a one time event related to a one-time purchase and installation of new equipment, (b) the Company anticipates that its recurring servicing revenue in 2009 and beyond from Customer X will be below 10% of total annual revenue, (c) the Company’s customer base was otherwise broad and diversified, and (d) the Company’s customer based was only further broadened and diversified with its acquisition of STN on September 23, 2008.
Further, the Company does not believe it is a party to any material customer contracts as defined by Item 601(b)(10) of Regulation S-K because its customer contracts are of the type that “ordinarily accompanies the kind of business conducted by” the Company and are “made in the ordinary course of business” of the Company, and the Company is not “substantially dependent” on any of its customer contracts.
Management’s Discussion and Analysis...page 7
     Liquidity and Capital Resources, page 12
4.	We note your statement that you are not in compliance with your leverage ratio under your Chatham Senior Loan credit facility. Please clarify the consequences of your non-compliance. Such disclosure should address whether you can continue to borrow under this facility while you are not in compliance with this requirement.
The Company proposes to file an amendment to its 2008 Form 10-K to include a sentence at the end of the sixth paragraph of Liquidity and Capital Resources that states, “So long as the Company remains in non-compliance with the leverage ratio, the Company’s ability to

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September 11, 2009

borrow under its line of credit with Chatham will be limited, unless such non-compliance is suspended or waived by Chatham.”
We additionally inform the Staff that, as disclosed in the June Form 10-Q, effective August 13, 2009, among other things, Chatham agreed, for the period July 31, 2009 through June 30, 2010, to suspend the Company’s obligation to comply with the leverage ratio.
5.	We note your statement on page 13 that you believe you have enough cash to operate for the coming year with cash on hand, cash to be generated from operations and the borrowing availability on your credit lines. Please revise this disclosure to clarify whether this assessment takes into account your obligation to pay the sellers of US Voice & Data, LLC 50% of its EBITDA through September 2010 if its EBITDA exceeds certain targets. Please also provide a more detailed discussion of your ability to meet your long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III. C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.
The Company proposes to file an amendment to its 2008 Form 10-K to replace the last three sentences of the seventh paragraph of Liquidity and Capital Resources with the following disclosure:
Currently, the Company believes it has the ability to meet its short-term and long-term capital needs for operations from cash on hand, cash to be generated from operations and the borrowing availability on its credit lines. In reaching this conclusion, the Company has taken into account all future obligations, including the obligation to pay the sellers of US Voice & Data, LLC 50% of US Voice & Data’s EBITDA through September 2010 if its EBITDA exceeds certain targets. Additionally, in reaching such conclusion the Company has taken into consideration management’s strategy of managing costs in line with estimated total revenues for the balance of fiscal 2009 and beyond. As part of such strategy, the Company intends to implement further cost reductions if projected revenues are not fully realized, which should reduce the Company’s cash requirements. However, there can be no assurance that anticipated revenues will be realized, that cost reductions can be implement or that the Company will successfully implement its plans. Various factors, including the recent economic downturn and the risks discuss under the heading “Risk Factors” could materially impact the Company’s business operations, including its capital needs, liquidity and capital resources. The Company may need to raise additional capital or seek additional financing to support its operations and to implement its business plans, and there can be no assurances that it will be able to do so. See “Risk Factors.”

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September 11, 2009

     Critical Accounting Policies, Page 13
6.	Please include herein your critical accounting policies with respect to the valuation and testing of goodwill for impairment in future filings. Please tell us and disclose in future filings the most significant assumptions and inputs in your goodwill valuation model. In addition, tell us and disclose in future filings whether the current economic downturn, changes in market conditions, and the bankruptcy of one of your major customers impacted your assumptions underlying your valuation approach.
In response to the Staff’s comment, the Company hereby informs the Staff of, and will disclose in future filings, the following:
The Company undertakes an annual testing of goodwill in accordance with provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” The first step of the goodwill impairment test used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test used to measure the amount of impairment loss compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed.
In accordance with these provisions, the Company performed testing of goodwill for impairment by comparing the fair value of the reporting unit with its carrying value including goodwill. Goodwill included in the Company’s books comprises of two reporting units:
1. Goodwill relating to acquisition of USVD; and
2. Goodwill relating to acquisition of STN.
Regarding the goodwill of STN, since the acquisition was consummated only in September 2008, the Company did not perform the impairment testing for goodwill prior to the filing of the 2008 Form 10-K.
With regard to USVD, the Company tested the goodwill relating to USVD by comparing the fair value of USVD (which is a separate reporting entity) with its carrying value, including goodwill. Based on the Company’s testing, it assessed the fair value of USVD at December 31, 2008 to be approximately $13.7M, compared to the net book value of the Company of $13.6M. The fair value of the reporting entity was based on EBITDA for the year ended December 31, 2008, which was approximately $3.0M. Applying a multiple of 4.5 times

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EBITDA, which is consistent with the amount paid for STN in September 2008 and is less than the multiple paid for USVD, the fair value was deemed to be approximately $13.7M. Accordingly we concluded that no impairment for goodwill existed as of December 31, 2008.
Every quarter the Company reassesses the impact of the economic downturn and changes in market conditions in its assessment of the changes to fair value computation for the above acquisitions. The Company intends to continue to reassess its assumptions underlying its valuation approach.
The Company does not believe the bankruptcy of Mitel impacted its assumptions underlying its valuation approach. Please see our response to Comment 21 below.
Risk Factors, page 14
“Until the Earnout to the USVD Sellers is paid, we may need to split our EBITDA with the Sellers.” Page 14
7.	Please revise this risk factor to include management’s assessment that of the likelihood that US Voice & Data, LLC’s EBITDA will exceed the referenced target levels.
Since the filing of the Form 10-K for the year ended December 31, 2008, as disclosed in the Company’s most recent Form 10-Q, the former owners of US Voice & Data have notified the Company that they deem their employment to have been constructively terminated. As a result, the Company believes they have forfeited their rights to any future earnouts. As such, in future filings, the Company will eliminate the referenced risk factor.
     Board Committees, page 22
8.	We note your statement that the board of directors is currently “undertaking” the duties of the audit committee. However, we also note your statement under “Changes in Internal Control Over Financial Reporting” that your audit committee comprises of one member who also represents your largest investor and debt holders. Please revise your disclosure to clarify this inconsistency and disclose each of the members of your audit committee.
Chris Phillips, who is a representative of the Company’s largest investor and one of its debt holders, serves as the chairman of the Company’s audit committee, which is comprised of all of the members of the board of directors. In future filings, the Company will clarify the forgoing.
     Code of Ethics, page 21
9.	We note your statement that you have formally adopted a written code of ethics. Your disclosure references Item 13 of your Form 10-K. However, the code of ethics is not included as an exhibit under Item 13. Please revise your 10-K to comply with Item 406(c) of Regulation S-K.

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The Company proposes to file an amendment to its 2008 Form 10-K to include its code of ethics.
     Item 9A. Disclosures and Procedures, page 22
10.	We note your management concluded that your internal control over financial reporting was effective as of December 31, 2008. We further note your statement on page 22 that you identified several significant deficiencies in your internal control over financial reporting as of such date. Please explain the basis for management’s conclusion in light of these significant deficiencies in internal control. See note 73 to release 34-47986.
SEC Release 33-8809 defines “material weakness” as a “deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s financial statement will not be prevented or detected on a timely basis.” SEC release 33829 defines “significant deficiency” as a “deficiency, or combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.” The Company identified the following significant deficiencies in the Company’s internal controls as of December 31, 2008:
1. Audit Committee Oversight: The Company’s audit committee is comprised of all of the members of the board of directors. Only one of the members, Chris Phillips, is not an employee of the Company. However, Mr. Phillips is a representative of the Company’s largest investor and one of its debt holders. Accordingly, the Company’s audit committee is not independent. Although the Company is not required to have an independent audit committee, it is in the process of adding additional audit committee members who will be independent of the Company and its management. The Company expects the audit committee to largely comprise of independent audit committee members by 2011. The Company’s audit committee chairman, Chris Phillips, was actively engaged in performing audit committee responsibilities during 2008.
2. Development of Internal Controls Relating to Information Technology: The Company consummated two acquisitions in 2007 and 2008 (i.e., USVD and STN) which had different information technology systems and related controls. The Company is in the process of integrating these acquisitions into its information technology platforms and developing uniform and integrated internal controls. The Company expects these to be in place by 2011. During the year ended December 31, 2008, the Company performed assessment and testing of existing internal controls which were largely manual and not dependent on information technology systems.
3. Acquisition: The Company consummated two acquisitions in 2007 and 2008 (i.e., USVD and STN), which are considered and reported as two separate reporting entities. Both of these entities have their own accounting personnel and internal controls. The Company is in the process of integrating these processes and internal controls into its existing controls and procedures, which it expects to have completed by 2011. During the year ended December

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31, 2008, the Company performed assessment and testing of these existing internal controls for these acquisitions.
The Company believes that these significant deficiencies, as well as other deficiencies that did not rise to the status of significant deficiencies, did not rise to the level of a material weakness. The Company also believes that it implemented adequate compensating controls during 2008 that allowed management to conclude that its internal control over financial reporting were effective as of December 31, 2008.
Item 10. Executive Compensation, page 22
     Summary Compensation Table, page 24
11.	Please advise whether the amounts under the “Salary” column are correct. For example, we note the amounts disclosed do not match the amounts set forth in the employment agreements for Messrs. Diamond and Fischer.
The Company believes these amounts are correct. The information presented in the Salary column for 2008 reflects exactly the annual base salary stated in the employment agreements for Messrs. Diamond and Fischer ($145,000 annually for Mr. Diamond and $105,000 annually for Mr. Fischer), and the information presented for 2007 reflects a pro rated amount of such annual base salaries from their date of hire (i.e., September 26, 2007, which is the date of the Company’s acquisition of USVD).
Note 3 — Significant Accounting Policies
     Cash Equivalents, page F-9
12.	We note that restricted cash that becomes available within one year from the date of the financial statements is considered cash equivalents. Please tell us why this is appropriate under paragraph 8 of SFAS 95.
In future filings, the Company shall revise the definition of what it considers to be cash equivalents in a manner consistent with paragraph 8 of SFAS 95.
     Convertible Securities with Beneficial Conversion Features. Page F-11
13.	We note that the redemption requirement of the Series A stock is contingent on certain conditions, which include the event that the Company’s holders of the common stock exchange their shares for securities or cash. Please tell us and disclose in future filings the exchange rights of the Company’s shareholders and the conditions during which they could be exercised.
The Company’s common shareholders do not have any exchange rights contained either in the Company’s articles of incorporation or in any contract to which the Company is a party. Instead, this disclosure was intended only to state that if the common shareholders voluntarily exchange their shares for other securities or cash (for example, in connection with a merger, consolidation or share exchange agreement presented to the Company and its shareholders

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for approval), the Series A Stock will become redeemable. In future filings, the Company will clarify the forgoing.
Note 6 — Long-term Debt, page F-18
14.	Please tell us how you determined the fair value of $1.00 per share for the 5,026,384 shares of Series A Stock issued to convert the balance of the Vicis Debt.
In determining the fair value of the Series A Stock, the Company took into consideration that:
•	Vicis had recently paid $1 per share for Series A Stock;

•	The Series A Preferred Stock pays an 8% yield, which is considered a market yield for preferred stock;

•	The Series A Preferred Stock is convertible into common stock at a price of $0.03 per share of common stock; and

•	The common stock was trading at $0.03 per share on the exchange date (ranging from $0.02 to $0.04 per share in September 2008).
Based on the forgoing, the Company concluded that the Series A Preferred fair value was equal to its par value of $1.00 per share. The Company believes this analysis is consistent with a level 3 analysis under SFAS 157.
15.	Please tell us why your basis of measurement for the gain from extinguishment of debt was based solely on the refinancing of the remaining $1.5 million of debt instead of the loan conversion and exchange taken as a whole. Refer to the guidance in EITF 96-19 and EITF 06-06.
Contrary to the Staff’s statement, the Company’s basis of measurement for the gain from extinguishment of debt was not based solely on the loan conversion but on the exchange taken as a whole. The following reflects the exchange amounts and determination of the gain on extinguishment of debt:

Extinguishment on	Liabilities
September 23	Extinguished	Amounts Paid	Estimated Fair Value
Hilco 15% Note (lowered to 10% shortly before exchange and purchased by Vicis)	$7,000,000
DD 10% $1,100,000 purchased by Vicis	$1,100,000
Accrued interest	$676,384
Cash paid		($2,250,000)	At fair market value
Debt converted to Series A 8% Convertible Stock		($5,026,384)	As discussed above in response to comment number 14, the Series A Preferred Stock’s fair value was determined to be $1 per share.
Subordinated 10% $1,500,000 Note		($1,500,000)	As discussed below, the fair value of the 10% subordinated note was valued at a 15% discount rate, which was deemed to be the market rate at the transaction date.
Totals	$8,776,384	($8,776,384)

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The Company concluded that the exchange of the debt instruments was not within the scope of SFAS No. 15 as the Company, as debtor, was not experiencing financial difficulties. Therefore, the Company concluded that the debt and interest were extinguished and a gain or loss should be recognized upon the exchange.
The results of the analysis in the above table indicate that each of the note exchanges involved instruments that were “substantially different.” EITF Issue No. 96-19 explains: “If it is determined that the original and new debt instruments are substantially different, then the calculation of the cash flows related to the new debt instrument at the effective interest rate of the original debt instrument is not used to determine the initial amount recorded for the new debt instrument or to determine the debt extinguishment gain or loss to be recognized. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.”
The Company believes this means that the new debt should be carried at its appropriate fair value and the difference to the old debt’s carrying value at exchange is a gain or loss on extinguishment.
Because there was no embedded conversion option involved in transactions at issue that results from a modification of a convertible debt instrument, the Company does not believe that EITF 06-06 is applicable.
As noted above, the Company assessed the entire exchange transaction. The debt converted to Series A 8% Preferred stock and $2,250,000 of cash which were determined to approximate fair value. This left the $1,500,000 note at 10% as the only remaining component that needed to be adjusted to fair value. It was determined that a 15% interest rate would be required for market terms and as such the fair value of the note was $151,619 less than its face amount. This difference resulted in a gain in extinguishment of debt.
Note 15 — Acquisition of US Voice & Data, LLC, page F-25
Note 16 — Acquisition of Standard Tel Networks, LLC, page F-28
16.	Please tell us why the pro forma disclosures under paragraphs 54 and 55 of SFAS 141 are not required.
The Company proposes to file an amendment to its 2008 Form 10-K to add the following language to Note 16:
The following unaudited pro forma financial information presents the results of operations for the years ended December 31, 2008 and 2007 as if the acquisitions had occurred at the beginning of each period presented. The pro forma financial

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information has been adjusted for the effect of interest paid on the term loan and the reduced interest earned on cash used in the acquisitions of USVD and STN. The pro forma financial information for the combined entities has been prepared for comparative purposes only and is not indicative of what actual results would have been if the acquisitions had taken place at the beginning of each period presented, or of future results.

	(Unaudited)
	Year ended December 31,
	2008	2007
Pro forma net revenues	$28,703,526	$27,593,267

Pro forma net income (loss)	(6,191,510)	(14,145,266)

Pro forma net income per share:
Diluted	$(0.06)	$(0.11)

Exhibits
17.	The certifications provided by Messrs. Nole and McGuire and filed as exhibits 31.1 and 31.2 omit the introductory language in paragraph four that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting. In addition, the certification provided by Mr. McGuire and files as exhibit 31.2 omits the language required to be included in paragraph four (b) regarding the design of internal control over financial reporting. Please file amended certifications with this language. See Item 601(b)(31) of Regulation S-K.
The Company proposes to file an amendment to its 2008 Form 10-K to file corrected certifications.
18.	Please file the outstanding notes payable to your executive officers and shareholders as exhibits to your Form 10-K. See Item 601(b)(10)(ii)(A) of Regulation S-K.
The Company proposes to file an amendment to its 2008 Form 10-K to file the forgoing notes payable as exhibits.
Form 10-Q for the Quarterly Period Ended June 30, 2009
Consolidated Balance Sheets, page 4.
19.	Please tell us the nature and terms of the cash collateral account. Also, tell us why the cash collateral account is a cash equivalent under paragraph 8 of SFAS 95.

Securities and Exchange Commission
September 11, 2009

The cash collateral account referenced in the June Form 10-Q is cash that was deposited by the Company to collateralize a letter of credit issued by one of the Company’s banks to one of the Company’s customers in lieu of a performance surety bond which otherwise would have been required by such customer. Such cash remains pledged as collateral until the Company substantially completes the job for such customer and earns interest while it is pledged as collateral. The Company is highly confident in its ability to complete this job and anticipates the collateral will be fully released by September 2009, and thus considers this restricted cash to be a cash equivalent under paragraph 8 of SFAS No. 95, which states that cash equivalents are short-term, highly liquid investments that are both: (a) readily convertible to known amounts of cash, and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.
Note 7 — Litigation, page 19
20.	We note the reference to the letter sent by Messrs. Fischer and Diamond on May 12, 2009 claiming constructive termination of their employment agreements. It is not clear whether the two individuals are no longer executive officers of the company. Tell us whether this event triggered the need for an Item 5.02 Form 8-K.
In 2009, prior to the referenced constructive termination, but after the filing of the 2008 Form 10-K, the Company’s board of directors undertook an analysis to determine which of the Company’s, and its subsidiaries’, employees were “executive officers,” as defined in Rule 3b-7 under the Exchange Act and as “officers,” as defined in Rule 16a-1(f) under the Exchange Act. At such time, it determined that Messrs. Fischer and Diamond did not meet these thresholds since they were not employees of the Company, but instead only employees of one of the Company’s three operating subsidiaries, and did not otherwise perform policy-making functions on behalf of the Company. As such, the Company does not believe the referenced constructive termination triggered the need for an Item 5.02 Form 8-K.
We additionally inform the Staff that in connection with the Company’s 2007 Form 10-K, which was prior to the acquisition of STN, the Company determined that Messrs. Fischer and Diamond were named executive officers, since at that time they were the CEO and CFO of the Company’s only operating subsidiary, other than Brookside Technology Partners, Inc., which at the time was a relatively small company. However, as stated above, when the Board next considered this issue, which was after the filing of the 2008 Form 10-K and after the acquisition of STN and after Brookside Technology Partners, Inc. had grown in sales, it concluded that Messrs. Fischer and Diamond were longer named executive officers for the reasons stated above.
Operation, page 27
21.	We note that you identified Nortel as one of your main customers. Please tell us and disclose in future filings how Nortel’s bankruptcy impacted your first and second quarter results of operations and your assessment as to how it will impact your revenues thereafter.

Securities and Exchange Commission
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The Company does not believe that the Nortel bankruptcy materially impacted its first and second quarter results of operations and does not believe it will have a material impact on future revenues. As a percentage of total sales, Nortel represents the least amount of products sold. Only Brookside Technology Partners, Inc., the Company’s subsidiary in Texas, sells Nortel. Further, Nortel products remain available to the Company notwithstanding the bankruptcy. Additionally, while Brookside Technology Partners, Inc. has and will continue to support existing Nortel customers with Nortel products, it can transition new and future customers to Mitel and NEC products. The Company will disclose the forgoing in future filings.
Item 4T. Controls and Procedures, page 30
22.	Expand your disclosure to indicate why management concluded that the company’s disclosure controls and procedures were not effective.
We supplementally advise the Staff that, during the second quarter of 2009, the Company’s management team and board of directors were required to focus a significant amount of their time and effort on the following two extraordinary events (both of which were previously disclosed):
     (1) As disclosed in the June Form 10-Q, on May 12, 2009, Messrs. Fischer and Diamond ceased working for USVD, alleging that their employment was “constructively terminated” and that their non-competition agreements were null and void. Shortly, thereafter, several other USVD employees resigned from USVD and went to work for a new company, which the Company believes is owned by Messrs. Fischer and Diamond and/or some of their family members, either directly or indirectly. This new company shortly thereafter began soliciting the Company’s vendors and customers. As a result, management and the board of directors were required to personally devote a significant of time and effort to stabilize the situation at USVD, which they believe they now have done.
     (2) Also as previously disclosed, the Company was not in compliance with the leverage ratio imposed by the Chatham Senior Loan. During the second quarter of 2009, the Company’s management and board of directors devoted a significant amount of time to the negotiation of a modification to the ratio requirement and to the impact the Company’s non-compliance was having on its liquidity. As previously disclosed in the June Form 10-Q, effective August 13, 2009, among other things, Chatham agreed to suspend the Company’s obligation to comply with the leverage ratio for the period July 31, 2009 through June 30, 2010.
As a result of the forgoing unique demands incurred in 2009, the audit committee and management were not able to perform in a complete manner the disclosure controls and procedures in order to determine that such disclosure controls and procedures were effective for the quarter ended June 30, 2009. As discussed above, in August 2009, the Company obtained the forgoing relief from Chatham and stabilized the situation at USVD.

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Accordingly, the Company is now evaluating and updating the adequacy of its internal controls and procedures to comply with SOX 404 for year ended December 2009. The Company expect to update the public on its progress in this regard when it files in Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.
          Should you have any further questions or comments, please call me at the number indicated above.

Very truly yours,
/s/ Julio C. Esquivel
Julio C. Esquivel